UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          Education Alternatives, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    28139B100
            ---------------------------------------------------------
                                 (CUSIP Number)

Harold Nelkin                                 Lester A. Greenberg
Nelkin Capital Management, Inc.               Greenberg & Kahr
111 Great Neck Road, Suite 304                230 Park Avenue - 26th Fl.
Great Neck, NY 11021  (516) 466-7552          New York, NY 10169  (212) 297-0130
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 28139B100                                            Page 2 of 5 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Harold Nelkin     ###-##-####

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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF00
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.
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                  7     Sole Voting Power
  Number of
   Shares               785,500
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        785,500
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      785,500
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


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13    Percent of Class Represented By Amount in Row (11)

      10.48%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                          2 of 7

                                                               Page 3 of 5 Pages


Item 1. Security and Issuer

      This statement relates to the Common Stock, par value $0.01 per share, of Education Alternatives, Inc. a Minnesota corporation (the "Company"), the principal executive office of which is located at 1300 Norwest Financial Center, 7900 Xerxes Avenue South, Minneapolis, Minnesota, and is filed on behalf of Harold Nelkin (the "Reporting Person"). The Company's shares of Common Stock are hereinafter referred to as the "Shares".

Item 2. Identity and Background

      (a)   The Reporting Person is Harold Nelkin.

      (b) The business address of the Reporting Person is c/o Nelkin Capital Management Inc., 111 Great Neck Road, Great Neck, New York 11021

      (c) The Reporting Person is the sole shareholder, the President and a portfolio manager employed by Nelkin Capital Management Inc., a registered investment adviser, whose address is 111 Great Neck Road, Suite 304, Great Neck, New York 11021.

      (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

      (e) The Reporting Person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining, prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect thereto.

      (f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of funds or Other Consideration.

      The Shares purchased by the Reporting Person were purchased with the purchaser's own funds, the aggregate purchase price for the 785,500 Shares is $3,563,801. Approximately $1,169,571 was borrowed by the Reporting Person from his broker under the terms of its standard margin agreement, a copy of which is annexed as Exhibit A.

Item 4. Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment.

      The Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (a) through (j) of the instructions to this Item 4.

                                                               Page 4 of 5 Pages


Item 5  Interest in Securities of the Issuer.

      (a) This statement relates to 785,500 Shares, which the Reporting Person beneficially owns, constituting approximately 10.48% of the outstanding Shares.(1) Ruth Nelkin, the Reporting Person's wife, owns 2,500 Shares, which constitutes approximately .03% of the outstanding Shares, as to which the Reporting Person disclaims beneficial ownership. Leslie A. Nelkin the Reporting Person's adult son owns 242,000 Shares, which constitutes approximately 3.23% of the outstanding Shares, as to which the Reporting Person disclaims beneficial ownership. Neither of such persons is a member of a group with the Reporting Person.

      (b) The Reporting Person has sole voting and dispositive power with respect to 785,500 Shares. The Reporting Person does not share voting or dispositive power with respect to any Shares.

      (c) All transactions in the Shares effected within the past 60 days by the Reporting Person are set forth on Exhibit B, attached hereto. All such transactions were effected through the National Association of Securities Dealers Automated Quote System.

      (d)   Inapplicable.

      (e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Person is not a party to any contracts, arrangements, understandings or relationships which relate to the Shares.

Item 7. Material to be Filed as Exhibits.

      Exhibit A. Standard form of Margin Agreement(2)

      Exhibit B. Transactions in the Shares

----------
      (1) Based upon 7,493,806 Shares reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

      (2) Previously filed as Exhibit A to Amendment No. 3 of Mr. Nelkin's
Schedule 13D for Education Alternatives, Inc. filed on September 11, 1997.

                                                               Page 5 of 5 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 1997                                        /s/ Harold Nelkin
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         Date                                                  Signature

                                                        Harold Nelkin
                                                        ------------------------
                                                               Name/Title